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                    SECURITY ASSOCIATES INTERNATIONAL, INC.
                             ______________________

                    Supplement No. 1 Dated November 13, 1997
                      To Prospectus Dated October 20, 1997


On October 20, 1997, the Company commenced its offering of an aggregate of 2,000,000 shares of common stock, $.001 par value per share ("Common Stock") and warrants to purchase up to 2,000,000 shares of Common Stock (the "Warrants"). As of November 13, 1997, no shares of Common Stock and no Warrants have been issued. This Supplement No. 1 expands upon, amends, modifies and supersedes certain information contained in the Prospectus and must be read in conjunction with the Prospectus. Unless otherwise defined, capitalized terms used herein shall have the same meanings as in the Prospectus.

1. The description of the Warrants on page 44 of the Prospectus is hereby revised in its entirety as follows:

        "The Company may issue an aggregate of 2,000,000 Warrants. Each Warrant entitles the holder to purchase one share of Common Stock from the Company at an exercise price of $6.00 per share payable in cash upon exercise of the Warrant. The currently exercisable portion of the Warrants is redeemable at the option of the Company after no less than two years from the date of issuance at a redemption price of $.10 per share, provided the market price of the Common Stock equals or exceeds 150% of the exercise price for a period of 15 out of 20 consecutive trading days ending within 30 days of the date on which the notice of redemption is given. The exercise price will be adjusted in the event of share splits, share consolidations and certain rights offerings and share dividends involving Common Stock. Except as otherwise contractually restricted under the Dealer Program, the Warrants may be exercised at any time after issuance until six years after issuance. Warrants not exercised by that time will expire. The Warrants do not confer upon the holder any voting rights, preemptive rights or any other rights as a Company shareholder."

All other references in the Prospectus to the Warrants are hereby amended to clarify that the exercise of the Warrants will require a cash outlay of $6.00 per share.

2. A new section entitled "Use of the Proceeds" from the exercise of the Warrants is hereby included in the Prospectus as follows:

        "The Company expects that any proceeds to the Company from the sale of shares of Common Stock upon the exercise of the Warrants offered hereby at an exercise price of $6.00 per share (payable in cash upon exercise of the Warrants) will be used for general corporate purposes, including working capital. Pending such use, the net proceeds from the exercise of the Warrants will be deposited in the Company's bank accounts or invested in short-term, investment grade, interest-bearing securities. The foregoing notwithstanding, there can be no assurance that any of the Warrants will be issued or if issued exercised. "

        "The Company will not receive any proceeds from the issuance of any shares of Common Stock or Warrants issued to Dealers in the Dealer Program (except those issued upon exercise of the Warrants as described below) or from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

3. Additional sections under the "Risk Factors" section are hereby included in the Prospectus as follows:


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        (i)  "Likelihood of Immediate and Substantial Dilution upon Exercise of the Warrants. Although the Warrants issued to Dealers in the Dealer Program cannot be exercised for a period of one year after issuance, and even then only that portion of the Warrants that have vested may be exercised, the exercise price of the Warrants (i.e., $6.00 per share) is substantially higher than the present net tangible book value per share of the Common Stock. Depending upon the net tangible book value per share of Common Stock at the time of the exercise of the Warrants, Warrantholders who exercise their Warrants may incur substantial dilution. Because the number of Warrants that will be issued in this offering, the number of Warrants that will be exercised and the dates they will be exercised, and the net tangible book value per share of Common Stock on the date of any exercise are impossible to determine, the exact amount of dilution, if any, that will be experienced by any exercising Warrantholder cannot be predicted at this time. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution."

        (ii) "Current Prospectus and State Registration Required to Exercise Warrants. Holders of Warrants will only be able to exercise the Warrants if
(i) a current prospectus under the Securities Act of 1933, as amended (the "Securities Act") relating to the securities underlying the Warrants is then in effect and (ii) such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Warrants reside. Although the Company will use its best efforts to maintain the effectiveness of a current prospectus covering the securities underlying the Warrants, there can be no assurance that the Company will be able to do so. There also can be no assurance that exemptions from the registration or qualification requirements of those states in which the Company's securities are not currently registered or qualified will be available at the time a Warrant holder wishes to exercise his or her Warrant. The value of the Warrants may be greatly reduced if a current prospectus, covering the securities issuable upon the exercise of the Warrants, is not kept effective or if such securities are not qualified, or exempt from qualification, in the states in which the holders of Warrants reside.

4. An additional paragraph is hereby added to the section entitled "Certain Transactions" in its entirety as follows:

        "The Company has agreed that for a one year period following the commencement of the offering, it will not issue options or warrants to officers, directors, 5% shareholders, employees or affiliates with an exercise price of less than 85% of the fair market value of the Common Stock of the date of grant. Options or warrants issued on a pro rata basis to all shareholders are excluded from this restriction."

5.  An additional sentence is hereby added to the Cover Page before the sentence
"See 'Risk Factors' beginning......... investors"  which is hereby revised in its entirety as follows:

                       "THESE ARE SPECULATIVE SECURITIES.
             SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS."